Exhibit 99.1

SPI Energy Co., Ltd. Provides an Update on December 2014 Convertible Bond Financing

Hong Kong, February 14, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (NASDAQ: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that it entered into an amendment agreement in connection with the Company’s convertible bond financing announced in December 2014.

On December 15, 2014, the Company announced that it had entered into a definitive agreement with Union Sky Holdings Group Limited pursuant to which the Company issued a convertible promissory note with a principal amount of US$20 million to a special purpose vehicle of the investor (the “SPV”) in December 2014 with a maturity date of June 28, 2016.  The Company has not made any repayment on that note as of the date hereof.  As a result, the Company entered into an amendment agreement with the SPV to extend the maturity date of the note, pursuant to which agreement the repayment of US$6.6 million, US$6.7 million and US$6.7 million of the principal amount of the note will be due by April 2017, January 2018 and January 2019, respectively.  The SPV has the option to convert the outstanding amounts under the note into equity interest in the Company at a conversion price per ordinary share that equals the weighted average daily closing price of the Company’s American depositary shares from January 30, 2016 to February 10, 2016.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale and residential solar power projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Shanghai and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: www.spisolar.com, www.solarbao.com or www.solartao.com.

For investors and media inquiries please contact:

Investor Relations Department

SPI Energy Co., Ltd.

pearl.peng@spisolar.com

+86 21 8012 9135